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                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------


                             FORM 10-SB
            General Form for Registration of Securities

                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934



                      METALLINE MINING COMPANY
       (Exact name of registrant as specific in its charter)


Nevada                             91-1766677
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                        1330 Margaret Avenue
                     Coeur d'Alene, Idaho 83814
       (Address of executive offices, including postal code)


Registrant's telephone number:     (208) 665-2002

Copies to:                         Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                   Suite 503
                                   Spokane, Washington   99201
                                   (509) 624-1475

 Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
 -----------------------------------------------------------------
                          (Title of Class)


 Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
 -----------------------------------------------------------------
                          (Title of Class)


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ITEM 1.   DESCRIPTION OF BUSINESS.

Background

     Metalline Mining Company (the "Company") is a development stage enterprise formed under the laws of the State of Nevada, on August 20, 1993, to engage in the business of mining.

Current Operations

     The Company is engaged in the business of mining. The Company currently owns one mining property located in Mexico known as the Sierra Mojada Property. The Company conducts its operations in Mexico through its wholly owned subsidiary corporation, Minera Metalin S.A. de C.V. ("Minera Metalin").

The Sierra Mojada Property

     The Mexican government owns the mineral rights. The exclusive right to explore and exploit the mineral rights is granted by issuance of a concession to a company or individual that denounces the area desired for exploration or exploitation. After the concession has been issued an annual fee is paid to the government and annual Proof of Labor must be filed to maintain the title to the concession. The annual fee is determined on the basis of the area of the concession and the type of activity on the concession. The concession can be held for 6 years under the exploration fee, after 6 years the exploitation fee is paid.

     The Sierra Mojada Property is comprised of eight concessions totaling 7,060 hectares (17,446 acres). The concessions were acquired by purchase agreements from the titled owners. The Company controls 100% of the concessions. Minera Metalin has purchased title to the Sierra Mojada, Mojada 3 and Esmeralda concessions. A summary of the concessions is as follows:

Concession                         Title No.      Hectares

Sierra Mojada                      198513         4767.3154
Mojada 3                           199246         1689.2173
Esmeralda                          188765          117.5025
Esmeralda 1                        187776           97.6839
Unification Mineros Nortenos       169343          336.7905
La Blanca                          188326           33.5044
Fortuna                            160461           13.9582
Vulcano                             83507            4.4904
                                                  ---------
         Total                                    7060.4626
                                                  =========

     The Company is obligated to make payments to the sellers of the Esmeralda I, Fortuna, U.M. Nortenos and La Blanca concessions as follows:


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For submission via EDGAR the following chart has been divided into two parts.  Part I is as follows:

Purchase Schedule

Esmeralda I         Fortuna             Esmeralda

Date      Amount    Date      Amount    Date      Amount
960823     17,692   961129    10,000    961129      20,000
                                        970529      20,000
970823     17,692   971129    10,000    971129      30,000
                                        980529      30,000
980823     26,538   981129    25,000    981129      50,000
                                        990529     100,000
990823     26,538   991129    30,000
000823     35,384
010823     53,076

TOTAL     176,920             75,000               250,000

Part II

U.M. Nortenos       La Blanca           Total
                                        Annual
Date      Amount    Date      Amount    Payments
960823                                     47,692

970902       27,500 970902     10,000     115,192
980302       27,500 980302      5,000
980902       82,500 980902      5,000     251,538
990302       82,500 990302     10,000
990902      110,000 990902     10,000     369,038
                    000302     10,000
000830    3,270,000 000902     10,000   3,325,384
                    010302     10,000
                    010902     50,000     113,076

TOTAL    3,600,000            120,000   4,221,921

All amounts are U.S. Dollars.

For submission via EDGAR the preceding chart was divided into two parts.

     The Company is current on its annual payments.

Location and Access

     The Sierra Mojada Mining District is located in the west central part of the state of Coahuila, Mexico, near the Coahuila-Chihuahua state border some 200 kilometers south of the Big Bend of the Rio Grande River. The principal mining area extends for some 5 kilometers in an east-west direction along the base of the precipitous, 1,000 meter high, Sierra Mojada Range.

     Vehicle access from Torreon is by 200 kilometers on paved road to the Penoles chemical plant at Laguna del Rey and then another 50 kilometers of gravel road to Sierra Mojada. There is a well maintained, 1200 meter, gravel airstrip. The District has high voltage electric power and is served by a rail line, which was constructed from Escalon to the district in 1891 and later connected to Monclova.

     This part of Mexico is remote, arid and sparsely populated; the region is known as the "zone of silence".

History

     The initial discovery of silver ore in the Sierra Mojada Property was made in 1879. Over the next 12 years numerous small mines developed along an oxidized silver lead ore body known as the "lead manto" (a bed, layer or strata). The lead manto was mined continuously for 3 kilometers and discontinuously for another 2 kilometers. Ore was selectively mined and hauled by wagon to Escalon on the railroad main line from El Paso to Mexico City; from there it went to smelters in Mexico and the United States.

     In September of 1891 the Mexican Northern Railroad completed its spur line from Escalon to the district. Rail access stimulated development and the period from 1891 to the late 1920's was the peak of productivity of the district. The main lead manto was nearly mined out by 1905, the same year that the discovery of the first silver-copper ore body was made. Additional discoveries of silver, silver-copper, and silver-copper-zinc-lead ores provided production through the 1930's. Between 1922 and 1931 additional lead manto silver-lead ore was discovered and mined to the southwest for some 1,400 meters under the Sierra Mojada range, this manto was eventually mined for more than 2 kilometers.

     By the mid 1920's many of the mines were under control of Penoles Corporation ("Penoles") and ASARCO Corporation ("ASARCO"). ASARCO ceased mining in the district in the late 1930's. Both companies still owned properties during the 1940's and Penoles mined until the late 1950's when the Mineros Nortenos Cooperative acquired the Penoles properties. The Mineros Nortenos Cooperative ("Mineros Nortenos") has operated the San Salvador, Encantada and Fronteriza mines since 1957 and direct shipped high-grade oxide zinc and lead-silver ore to smelters in Mexico.

     The lead manto produced 3 to 3.5 million tonnes prior to 1905 with another 1.5 million tonnes of similar ore coming from other ore bodies to the west and to the southwest.

     Mineros Nortenos has mined about 600,000 tonnes of predominantly oxide zinc ore with grades of 20 to 50% zinc. Some of this ore was oxide silver-lead and silver, copper, zinc and lead sulfide at grades of 1 to 4 kilogram silver per tonne, 1 to 5% copper, 10 to 30% zinc and 30 to 70% lead. Production records from 1978 to 1981 for the San Salvador mine average 33.5% zinc.



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     The Sierra Mojada Property has produced in excess of 10 million tonnes of high-grade ore that graded in excess of 30% lead, 20% zinc, 1% copper and 1 kg (31 ounces) silver per tonne that was shipped directly to the smelter. The district has never had a mill to concentrate ore. All of the mining was done selectively for ore of sufficient grade to direct ship; mill grade ore was left unmined. More than 50 kilometers of underground workings are spread through the 5 kilometer by 2 kilometer area from which more than 45 mines have produced ore. The deepest workings have ore grade mineralization and provide some of the best targets for reserve development. In spite of the amount of historic work, when a map of all of the historic workings is viewed there is much more unexplored area in the 5 by 2 kilometer area than has been explored and the vertical extent greater than 100 meters is totally unexplored.

     The sediments are predominantly carbonate with some sandstone and shale and the attitudes are near horizontal. The mines are dry and the rocks are competent, there is very little unstable ground and the ore thickness is amenable to high volume mechanized mining methods. Sierra Mojada has ideal mining conditions and grades for low cost production.

     Based upon the foregoing, the Company is of the opinion that the magnitude of the Sierra Mojada mineral system and its exploration potential is capable of providing new reserves for many more years of mining. Because, however, the reserves are located below the surface of the earth, there is no assurance as to the quantity or quality of the undeveloped reserves.

Geology

     The Sierra Mojada District is located on the southern margin of the Sabinas Basin, a large rift basin in northeastern Mexico, which formed during Late Jurassic and Cretaceous tectonic extension.

     Beginning in Latest Jurassic the Sabinas basin began to form with the basin being dropped down to the north relative to the Coahuila Peninsula that was being uplifted to the south. The Sierra Mojada fault is, possibly, one of the faults that contributed to the rift basin forming process, which occurred over a time span in excess of 80 million years. During basin formation the Sierra Mojada fault, if present, would have been a normal fault due to crustal extension. The most recent motion on the Sierra Mojada fault is post mineral and reverse. The reverse motion most likely occurred as a result of Late Cretaceous Laramide tectonic compression.

Stratigraphy

     Upper Jurassic and Lower Cretaceous marine carbonate, sandstone and shale, the La Casita and Taraises Formations, are overlain by Lower Cretaceous red beds, the San Marcos Formation, composed of conglomerate, sandstone, siltstone, shale, tuff and mineralized carbonate sediments. The San Marcos is overlain by a marine carbonate sequence of Early and Middle Cretaceous age, the Cupido, La Pena, Aurora and Georgetown Formations (refer to district cross section).

Mineralization

     Sierra Mojada has two mineral systems separated by the east west trending Sierra Mojada Fault. North of the fault the mineralization is chemical sedimentary disseminated to massive silver, copper, zinc and lead sulfide deposited in the Taraises Formation. South of the fault the mineralization is deposited in the Aurora Formation and consists of oxide zinc and lead mantos and solution cavern filling, karst and interformational breccia. Surrounding and extending beyond the solution cavern stopes there are mantos known as the red zinc mantos. These are pervasive, red, high iron, oxide zinc beds.

     These two mineral systems have been brought into proximity to each other by post mineral reverse motion on the Sierra Mojada Fault that faults the San Marcos and Taraises Formations against Aurora. The San Marcos and Taraises Formations are 25 million years older than the Aurora Formation.

     The mineral systems have been mined in an east-west direction for over 5 kilometers, in a north-south direction in excess of 2 kilometers and for a vertical extent of 100 meters.

     The Sierra Mojada mineral systems are chemical sedimentary and brine related. The ore minerals are in chemical equilibrium with the host rocks, which are limestone, dolomite, carbonate shale and sandstone. There is no alteration, silicification or skarn mineralization.

     Mineralization has been episodically deposited in certain beds, resulting in a vertical repetition of mineralized beds and ore bodies in the Taraises Formation and in the Aurora Formation. This Intermittent or episodic deposition of mineralization has occurred over at least the 25 million years represented by these two formations and it is possible that this process was ongoing during deposition of the other units above the basement rocks. The thickness and character of the rock units below the existing workings is unknown and will have to be determined by drilling. With the evidence of the repetitive nature of the mineralization the potential for additional discovery at depth is high.

Exploration and Development.

     The Company has spent the last 3 years collecting historic data on the district, geologic mapping and sampling of the surface and the underground mines and has completed a reverse circulation drilling program consisting of 24 holes and a total of 6630 meters of drilling. The drill program was the first step in developing ore reserves at Sierra Mojada. Fifteen of the holes were drilled on a grid of about 30 meters by 60 meters on the Encantada North zone, north of the Sierra Mojada fault, to evaluate the silver, copper, zinc and lead mineralization of the Encantada North target. Nine holes were drilled in the San Salvador, Encantada and Fronteriza mines to test the oxide zinc mineral system south of the Sierra Mojada fault. These holes were spaced at about 100 to 200 meter intervals over a 1500 meter extent in the three mines. The results confirm and expand the mineralization of the Encantada North and the oxide zinc mantos. Multiple intersections of ore grade mineralization over thick intervals were obtained, with some intersects of exceptional grade and thickness. The results of the drill program have been released in news releases dating from February through September 1999 and are available from the Company.

     Exploration and evaluation of the mineral systems of the district and the Company's total land position to define the limits of the known mineralization and for discovery of new mineralization will continue and accelerate.

     The oxide zinc system in the San Salvador, Encantada and Fronteriza mines and the Encantada North silver, copper, zinc, lead zone will move to development stage for drilling, sampling and defining of an ore reserve. This will involve surface and underground drilling and channel sampling in sufficient detail to determine the tonnage and grade of an ore reserve and perform a feasibility study, including metallurgical studies, to determine if the reserves are commercially viable.

     Costs of these programs at this time have not been estimated, but will be estimated as each stage of the exploration and development programs are planned and budgeted. All costs through feasibility will be paid by North Limited under the Joint Venture agreement with North. Additional financing by the Company will be required to complete its land payment obligations and for corporate overhead.

Joint Venture Agreement

     Minera Metalin has signed a Joint Venture Letter Agreement with Minera North S. de R.L. de C.V. a wholly owned subsidiary of North Limited of Melbourne Australia, a major international mining company. The letter agreement is to be followed with a formal Joint Venture Agreement. The agreement allows North to acquire a 60% participating interest in Sierra Mojada by exploring and completing a feasibility study (which shall be of a standard acceptable to international banks as enabling them to lend funds to the project) over a "Earn In Period" of not more than 5 years. If a decision is made to proceed with the development of any mine, North shall arrange financing for the development on behalf of both parties.

Timetable

     Definition of a 2 million tonne sulfide reserve and completion of a feasibility study is estimated to take 1.5 to 2 years. Construction and development of a 1000 tonne per day mine and mill will require an additional 2 years.

     Defining a 20 million tonne oxide reserve would require 2 to 3 years of drilling, an additional 1 to 2 years for completing a feasibility study and about 5 years to develop the mine and build a hydrometallurgical plant.

     There is potential for long-term reserve expansion within the known extent of the mineral systems. There is potential to discover ore deposits in unexplored portions of the land position and at depth in unexplored stratigraphy. There is however, no assurance that the Company will have the monetary resources to continue to explore for, develop, or retrieve any of the minerals located in the Sierra Mojada Property.

RISK FACTORS

     1. Exploration Stage Mining Company with No History of Operation. The Company is in its exploration stage, has no operating history and is subject to all the risks inherent in a new business enterprise. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business, and the competitive and regulatory environment in which the Company will operate. See "Business."

     2. No Commercially Mineable Ore Body. No commercially mineable ore body has been delineated on the properties, nor have any reserves been identified. See "Business."

     3. Risks Inherent in the Mining Industry. The Company is subject to all of the risks inherent in the mining industry including, without limitation, the following: competition from a large number of companies, many of which are significantly larger than the Company, in the acquisition, exploration, and development of mining properties; the concession holder must pay fees and perform labor on the concessions to maintain the concessions title; exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore; operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls; a large number of factors beyond the control of the Company, including fluctuations in metal prices, inflation, and other economic conditions, will affect the economic feasibility of mining; mining activities are subject to substantial operating hazards some of which are not insurable or may not be insured due to economic considerations; and, the availability of water, which is essential to milling operations.

     4. Nature of the Industry. Exploration, development and mining of mineral properties is highly speculative and involves unique and greater risks than are generally associated with other businesses. The Company's operations will be subject to all the operating hazards and risks normally incident to the exploration, development and mining of mineral properties, including risks enumerated above and below.

     5. Fluctuating Price for Metals. The Company's operations will be greatly influenced by the prices of silver, copper, lead, zinc and other metals. These prices fluctuate widely and are affected by numerous factors beyond the Company's control, including expectations for inflation, the strength of the United States dollar, global and regional demand and political and economic conditions and production costs in major metal producing regions of the world.

     6. Mining Concessions. The Company holds mining concessions in Mexico. Concessions require work and financial expenditures to retain their validity. See "Business."

     7. Environmental Controls. Compliance with statutory environmental quality requirements may necessitate significant capital outlays, may materially affect the earning power of the Company, or may cause material changes in the Company's intended activities. No assurance can be given that environmental standards imposed by either federal or state governments will not be changed or become more stringent, thereby possibly materially adversely affecting the proposed activities of the Company.

     8. Governmental Regulation and Environmental Controls. The Company's activities are subject to extensive Mexican laws and regulations controlling not only the exploration for and development of mineral properties, but also the possible effect of such activities upon the environment. In its mining operations, the Company will use certain equipment which will subject the Company to Mexican safety and health regulations. While the Company intends to act in compliance with all such regulations, any adverse ruling under any regulations, any imposition of a fine, or any imposition of more stringent regulations could require the Company to make additional capital expenditures that could impair its operations.

     9. Availability of Water Shortages of Supplies and Materials. Water is essential in all phases of the exploration and development of mineral properties. It is used in such processes as exploration, drilling, leaching, placer mining, dredging, testing, and hydraulic mining. Any water that may be found will be subject to acquisition pursuant to appropriate governing laws. The Company has definitely not determined the availability of water at Sierra Mojada, except to note that adequate water supplies are generally developed by drilling, but has not determined the cost of acquisition. Both the lack of available water and the cost of acquisition may make an otherwise viable project economically impossible to complete. The mineral industry has experienced from time to time shortages of certain supplies and materials necessary in the exploration for and evaluation of mineral deposits. The prices at which such supplies and materials are available have also greatly increased. There is a possibility that planned operations may be subject to delays due to such shortages and that further price escalations will increase the costs of the Company.

     10. Uninsured Risks. The Company may not be insured against all losses or liabilities which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons.

     11. Need for Subsequent Funding. The Company has an immediate need for additional funds in order to finance its proposed business operations. The Company's continued operations therefore will depend upon the availability of cash flow, if any, from its operations or its ability to raise additional funds through bank borrowings or equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities.

     12. Need for Additional Key Personnel. At the present, the Company employs three full time and two part-time employees. The success of the Company's proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected.

     13. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers and Directors who will exercise control over the day to day affairs of the Company. While the Company may solicit business through its Officers, there can be no assurance as to the volume of business, if any, which the Company may succeed in obtaining, nor that its proposed operations will prove to be profitable. As of the date hereof, the Company does not have any commitments regarding its proposed operations and there can be no assurance that any commitments will be forthcoming. See "Business" and "Management."

     14. Issuance of Additional Shares. Approximately 42,734,905 shares of Common Stock or 85.47% of the 50,000,000 authorized shares of Common Stock of the Company will remain unissued even if all shares offered hereby are sold. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. The Company may also issue additional shares of Common Stock pursuant to a plan and agreement of merger with a private corporation. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company following the offering, from its authorized but unissued shares, would have the effect of further diluting the interest of investors in this offering. See "Description of Securities - Shares Eligible for Future Sale."

     15.  Non-Arms's Length Transaction.  The number of shares of
Common Stock issued to present shareholders of the Company for cash was arbitrarily determined and may not be considered the product of arm's length transactions. See "Principal Shareholders."

     16. Indemnification of Officers and Directors for Securities Liabilities. The Bylaws of the Company provide that the Company may indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Nevada Business Corporation Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     17. Competition. The Company believes that it will have competitors and potential competitors, many of whom may have considerably greater financial and other resources than the Company.

     18. Public Market for Securities. At present, the Company's common stock is traded under the symbol MMGG on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. This market is a thinly traded market and lacks the liquidity of other public markets with which some investors may have more experience.

     19. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. The shareholders purchasing in this offering may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors. See "Description of the Securities."

     20. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchase of the securities being offered hereby. See "Dividend Policy."

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does not intend to purchase a plant or significant equipment.

     The Company will hire employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

Results of Operations - Inception (August 20, 1993) through September
30, 1999.

     The Company is in the development stage. From inception until May 1996, the Company was essentially dormant having as its only asset unpatented mining claims located in the State of Montana ("Kadex Property"). Since May 1996, the focus of the Company has been the Sierra Mojada Project in Mexico. The President and Vice President of the Company both have extensive experience in mining, exploration and development.

Liquidity and Capital Resources.

     The Company has insufficient funds to carry on operations during the next twelve months. In order to maintain operations, the Company will have to raise additional capital through loans or through the sale of securities. If the Company is unable to raise additional capital, it may have to cease operations. The Company's plan of operation, subject to maintaining sufficient funds, calls for continued geologic mapping of the surface and underground workings, sampling and drilling to explore for additional mineralization and to develop an ore reserve and compilation of the data into a computer data base for reserve calculation.

     Currently the Company is spending approximately $20,000 per month in general overhead. Over the next six months the Company has budgeted $100,000 for Sierra Mojada programs, $40,000 for property payments and $220,000 for working capital and costs of future financing.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company does not own any real or personal property other than the following eight mining concessions:

Concession                         Title No.      Hectares

Sierra Mojada                      198513         4767.3154
Mojada 3                           199246         1689.2173
Esmeralda                          188765          117.5025
Esmeralda 1                        187776           97.6839
Unification Mineros Nortenos       169343          336.7905
La Blanca                          188326           33.5044
Fortuna                            160461           13.9582
Vulcano                             83507            4.4904
                                                  ---------
          Total                                   7060.4626
                                                  =========

     The Company's corporate offices are located at 1330 East Margaret Avenue, Coeur d'Alene, Idaho 83815 and its telephone number is (208) 665-2002 and FAX is (208) 665-0041. Minera Metalin has its operations, consisting of offices, residences, shops, and warehouse buildings, located at Calle Mina #1, La Esmeralda, Coahuila, Mexico and its telephone and FAX number is 52 177 52100.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.


Name                Number of                               Number of
of owner            Shares         Position                 Shares

Merlin Bingham         935,000     President, CEO and       12.87%
                                   Chairman of the Board of
                                   Directors

Daniel Gorski          766,600     Vice President of        10.55%
                                   Operations and
                                   member of the
                                   Board of Directors

John Ryan              238,900     Vice President of         3.29%
                                   Finance, Secretary
                                   and member of the Board
                                   of Directors

Mario Ayub Touche       50,000     Member of the Board of    0.69%
                                   of Directors

Jim Czirr              490,100     Member of the Board of    6.75%
                                   Directors

Wayne Schoonmaker            0     Treasurer                 0.00%

All officers and     2,480,600                              34.14%
directors as a
group (5 persons)

Britannia Holdings     550,000                               7.57%
King's House
The Grange
St. Peter Port
Guernsey
Channel Islands

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                Age       Position

Merlin Bingham      66        President and Chairman of the Board of
                              Directors

Daniel Gorski       62        Vice President of Operations and a
                              member of the Board of Directors

John Ryan           37        Vice President of Finance, Secretary and
                              a member of the Board of Directors

Mario Ayub Touche   50        Member of the Board of Directors and

Jim Czirr           45        Member of the Board of Directors and
                              Consultant

Wayne Schoonmaker             Treasurer

     All directors hold office until the next annual meeting of shareholders which is tentatively scheduled for February 3, 2000, or until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting and hold office until their death, or until they resign, or have been removed from office.

Officer and Director Biographies:

Merlin Bingham, President and Chairman of the Board of Directors

     Since October 1996, Mr. Bingham has been the President and Chairman of the Board of Directors of the Company. From 1963 to 1983 Mr. Bingham worked in exploration for mining and oil companies in the western U.S. and Alaska, Zambia, the United Arab Emirates, Ecuador and Mexico. Since 1983, Mr. Bingham has been a consulting geologist. Mr. Bingham received a B.S. degree in Mineralogy from the University of Utah in 1963.

Daniel Gorski, Vice President of Operations and a member of the Board of Directors

     Since June 1996, Mr. Gorski has been the Vice President of Operations and a member of the Board of Directors of the Company. Mr Gorski has been a consulting geologist and mine manager since 1974 working in the western U.S. and Mexico. From January 1992 to June 1996, Mr. Gorski was employed as a contract geologist, working in Mexico, employed by USMX, Inc., an exploration and mining company located in Denver, Colorado. Mr. Gorski received a B.S. degree in Geology from Ross State College, Alpine Texas and a M.A. in Geology from the University of Texas in 1970.

John P. Ryan, Vice President of Finance, Secretary and a member of the Board of Directors

     Since October 1996, Mr. Ryan has been Vice President of Finance, Secretary and a member of the Board of Directors of the Company. From October 1996 to August 1998, he served as Treasurer. From 1985 until 1989, Mr. Ryan served as an officer in the United States Navy aboard U.S.S. Valdez as Communications and Electronics Officer. He held a "Top Secret" clearance and is currently on inactive Naval Reserve status. Since receiving his law degree, Mr. Ryan has been active in the mining and securities industries and as a consultant to other mining companies. Since, April 1997, Mr. Ryan has been a member of the Board of Directors and Executive Vice President and Secretary of Royal Silver Mines, Inc. Royal Silver Mines, Inc. is located in Coeur d'Alene, Idaho and is engaged in the mining business. Royal Silver's common stock is traded over-the-counter on the Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol "RSMI." Mr. Ryan received a B.S. degree in Mining Engineering in 1985 from the University of Idaho and a Juris Doctor degree from Boston College Law School in 1992.

Mario Ayub Touche, Member of the Board of Directors

     Since June 5, 1997, Mr. Touche has been a member of the Board of Directors and a consultant to the Company. Mr. Touche has over 20 years of experience in mining and exploration and has been the President of the National Association of Small and Medium Miners of Mexico ("FENAMMPAC").

Jim Czirr - Director and Financial Consultant

     Since June 1998, Mr. Czirr has been a member of the Board of Directors and a financial consultant to the company since December 1997. Mr. Czirr has over 20 years experience as a financial and public relations consultant in the areas of business strategies, marketing, incentive programs, finance and capital formation and has extensive experience in the brokerage business and in oil and gas limited partnerships.

Wayne Schoonmaker - Treasurer

     Since August 1998, Mr. Schoonmaker has been a member of the Board of Director of the Company. From 1981 to 1993, Mr. Schoonmaker was Financial Manager of the Northwest Mining Department of ASARCO and from 1978 to 1981, he was Chief Accountant at ASARCO's Troy Unit in Montana, where he was responsible for the installation and implementation of the accounting system for the start-up of the Troy Mine. From July 1978 to December 1978, Mr. Schoonmaker was Assistant Treasurer of the Bunker Hill Mining Company, and from 1964 to 1978, he was Assistant Corporation Secretary of Hecla Mining Company. Mr. Schoonmaker received a Bachelor of Science degree in Accounting from the University of Montana in 1962 and an MBA from the University of Idaho in 1987.
Mr. Schoonmaker is a Certified Public Accountant in the states of Idaho and Montana.

ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by the Company from January 1, 1996 through December 31, 1998, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                     SUMMARY COMPENSATION TABLE

                                          Long-Term Compensation
          Annual Compensation           Awards              Payouts
Securities
Names                           Other   Under    Restricted            Other
Executive                       Annual  Options/ Shares or             Annual
Officer and                     Compen- SARs     Restricted    LTIP    Compen-
Principal Year  Salary   Bonus  sation  Granted  Share         Payouts sation
Position  Ended (US$)    (US$)  (US$)   (#)      Units (US$)   (US$)   (US$)
Merlin    1998  72,000   0           0        0       0        0        0
 Bingham  1997  33,000   0           0        0       0        0        0
President 1996  21,000   0           0        0       0        0        0

Daniel    1998 78,000    0           0        0       0        0        0
 Gorski   1997 54,000    0           0        0       0        0        0
Vice      1996 42,000    0           0        0       0        0        0
 President

John P.   1998 29,000    0           0        0       0        0        0
 Ryan     1997 21,000    0           0        0       0        0        0
Secretary/1996 14,000    0           0        0       0        0        0
 Treasurer

Mario Ayub1998      0    0           0        0       0        0        0
 Touche   1997      0    0           0        0  50,000        0        0
Director  1996      0    0           0        0       0        0        0

Jim Czirr 1998      0    0      36,000  100,000       0        0        0
Director  1997      0    0           0        0       0        0        0
          1996      0    0           0        0       0        0        0

Wayne     1998      0    0       7,500        0       0        0        0
Schoonmaker 97      0    0           0        0       0        0        0
Treasurer 1996      0    0           0        0       0        0        0

     The Company anticipates paying the following salaries in 1999, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

Merlin Bingham           President           1999      $ 72,000
Daniel Gorski            Vice President      1999      $ 72,000
John P. Ryan             Vice President
                         and Secretary       1999      $      0
Mario Ayub Touche        Director            1999      $      0
Jim Czirr                Director            1999      $ 36,000 [1]
Wayne Schoonmaker        Treasurer           1999      $ 18,000

[1] Does not include a warrant to purchase up to 100,000 shares of Common Stock at an exercise price of $1.00 per share.

     There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors.

Option/SAR Grants.

     The following grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to officers and/or directors:

                               Number of
                               Securities
                 Number of     Underlying
                 Securities    Options/SARs
                 Underlying    Granted      Exercise      Number of
                 Options       During Last  or Base       Options    Expiration
Name             SARs Granted  12 Months[1] Price ($/Sh)  Exercised  Date
James Czirr      300,000       0            $0.10         -0-        12/31/05

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors.

     In general, the Directors do not receive any compensation for serving as members of the Board of Directors. The Board has not implemented a plan to award options to any Directors. There are no contractual arrangements with any member of the Board of Directors other than with James Czirr. Mr. Czirr has entered into a consulting agreement with the Company whereby Mr. Czirr supplies financial and business consulting services and is compensated in stock and options. See "Certain Relationships and Related Transaction."


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company was formed on November 8, 1993, by Mr. Carman Ridland of Las Vegas, Nevada as a spin-off from its predecessor Precious Metal Mines, Inc. ("PMM").

     The Company issued 960,800 of its $0.01 par value shares to PMM, for 16 unpatented mining claims located near Philipsburg, Montana comprising the Kadex property group.

     PMM distributed the 960,800 shares of Cadgie Co. to its shareholders, one share of Cadgie Co. for each share of PMM held by holders of record as of August 31, 1993.

     On August 31, 1994, the directors of Cadgie Co. declared a 1:5 reverse stock split of the outstanding Cadgie Co. shares, thus reducing the number of outstanding shares from 960,800 to 192,160 shares.

     On August 4, 1995, the directors of Cadgie Co. declared a 3:1 forward stock split of the outstanding Cadgie Co. shares, thus increasing the number of outstanding shares from 192,160 to 576,480.

     During November 1995, Metalline Mining Company's directors approved an issue of 45,000 shares of Common Stock to Mr. Ryan for services rendered at $0.01 per share.

     In January 1996, Carman Ridland in a private sale, sold a controlling interest in the corporation to Howard Crosby. On January 12, 1996, Mr. Ridland transferred control of Cadgie Co. to Mr. Howard Crosby and Mr. Robert Jorgensen.

     In May 1996, Messrs. Crosby and Jorgensen were made aware of certain potentially valuable mining properties and concessions located at Sierra Mojada, Coahuila, Mexico. Messrs. Crosby and Jorgensen transferred control of Cadgie Co. to Messrs. Bingham, Gorski and Ryan so that Cadgie Co. could focus on the opportunity presented at Sierra Mojada.

     In June 1996, the Company completed a private placement of common stock resulting in net proceeds of $25,000. The Company issued 250,000 common shares in connection with this private placement. The Company also issued 900,000 shares to Messrs. Bingham, Gorski and Ryan who had formed a partnership to advance development of the mining concession located in Coahuila, Mexico. The partnership had an informal joint venture agreement with Dakota covering the mining concessions. By acquiring the partnership interest, the Company was able to negotiate and sign a formal joint venture agreement with Dakota in July 1996.

     During June 1996, the Company issued 900,000 shares of Common Stock for the assignment of mineral rights in the Sierra Mojada Project in Coahuila, Mexico valued at $0.01.

     In August 1996, the Company changed its name to Metalline Mining Company and increased the authorized capital to 50,000,000 shares.

     In October 1996, the Company completed a private placement of common stock resulting in net proceeds of $125,500. The Company issued 1,255,000 shares in connection with this placement. The Company also issued 120,000 shares to Mr. Gorski in payment for his services for the months of September and October. The Company issued 20,000 shares of Common Stock to Mr. Ryan as payment for services in those same months. Further, the Company issued 150,000 shares of common stock for computer equipment.

     During February 1997, the Company borrowed $30,000 from shareholders and issued 24,900 shares of Common Stock as a loan incentive.

     In March 1997, the Company completed an issuance of Common Stock resulting in net proceeds of $17,500.

     In April 1997, the Company issued to Royal Silver Mines, Inc., 200,000 shares of Common Stock resulting in proceeds of $70,000. The Company issued 133,800 shares of Common Stock were issued for services and expenses. A total of 24,900 shares of Common Stock were issued as loan incentives (interest) for $30,000 in loans from shareholders. These shares were issued at $0.30 per share. A total of 77,600 shares of Common Stock were issued in exchange for wages during the months of January, February and March 1997 at $0.35 per share. A total of 31,300 shares of Common Stock were issued to cover expenses incurred by shareholders at $0.35 per share.

     On June 5, 1997, the Company issued 50,000 shares of Common Stock to Mario Ayub Touche in consideration of services rendered.

     In December 1997, the Company entered into a consulting agreement with James Czirr, a member of the Board of Directors. Pursuant to the consulting agreement, Mr. Czirr supplies financial and business consulting services and is compensated in stock and options.


ITEM 8.   LEGAL PROCEEDINGS.

     The Company is not a party to any pending or threatened litigation and to its knowledge, no action, suit or proceedings has been threatened against its officers and its directors.


ITEM 9.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's shares are traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (the "Bulletin Board") under the trading symbol "MMGG." The Company's shares began trading November 19, 1996. Summary trading by quarter for the 1998, and 1997 fiscal years and the second quarter of 1999 are as follows:

Fiscal Quarter           High Bid[1]    Low Bid[1]
1999
     Second Quarter      2 1/16         3/4
     First Quarter       1 3/32         7/16

1998
     Fourth Quarter      1 1/8          3/8
     Third Quarter       1 1/2          7/8
     Second Quarter      1 9/16         1 1/8
     First Quarter       2 1/8          1 1/4

1997
     Fourth Quarter      2 3/8          1 3/4
     Third Quarter       2 1/4          1 5/8
     Second Quarter      1 7/8          5/8
     First Quarter       13/16          5/8


[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

     As of September 30, 1999, the Company has 120 holders of record of its Common Stock.

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has 7,265,095 shares of Common Stock issued and outstanding as of October 18, 1999. Of the 7,265,095 shares of the Company's Common Stock outstanding, 2,658,639 shares are freely tradeable and 4,606,456 shares can only be resold in compliance with Reg. 144 adopted under the Securities Act of 1933 (the "Act").

     In general, under Rule 144 as currently in effect, a person (or persons whose Shares are aggregated) who has beneficially owned Shares privately acquired directly or indirectly from the Company or from an affiliate, for at least one year, or who is an affiliate, is entitled to sell within any three month period a number of such Shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks, immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose Shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 day preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell all such Shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

     On August 24, 1993, the Company issued 960,800 of its $0.01 par value shares to Precious Metal Mines, Inc. ("PMM"), for 16 unpatented mining claims located near Philipsburg, Montana comprising the Kadex property group. The foregoing shares were issued pursuant to Section 4(2) of the Securities Act of 1933 (the "Act").

     On August 31, 1994, the directors of Cadgie Co. declared a 1:5 reverse stock split of the outstanding Cadgie Co. shares, thus reducing the number of outstanding shares from 960,800 to 192,160 shares.

     On August 4, 1995, the directors of Cadgie Co. declared a 3:1 forward stock split of the outstanding Cadgie Co. shares, thus increasing the number of outstanding shares from 192,160 to 576,480.

     During November 1995, Cadgie Co. directors approved an issue of 45,000 shares of Common Stock to Mr. Ryan for services rendered at $0.01 per share. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     In June 1996, the Company completed a private placement of common stock resulting in net proceeds of $25,000. The Company issued 250,000 common shares in connection with this private placement. The Company also issued 900,000 shares to Messrs. Bingham, Gorski and Ryan who had formed a partnership to advance development of the mining concession located in Coahuila, Mexico. The partnership had an informal joint venture agreement with Dakota covering the mining concessions. By acquiring the partnership interest, the Company was able to negotiate and sign a formal joint venture agreement with Dakota in July 1996.
The foregoing shares were issued pursuant to Section 4(2) of the Act.

     During June 1996, the Company issued 900,000 shares of Common Stock for the assignment of mineral rights in the Sierra Mojada Project in Coahuila, Mexico valued at $0.01. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     In October 1996, the Company completed a private placement of common stock resulting in net proceeds of $125,500. The Company issued 1,255,000 shares in connection with this placement. The Company also issued 120,000 shares to Mr. Gorski in payment for his services for the months of September and October. The Company issued 20,000 shares of Common Stock to Mr. Ryan as payment for services in those same months. Further, the Company issued 150,000 shares of common stock for computer equipment. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     During February 1997, the Company borrowed $30,000 from shareholders and issued 24,900 shares of Common Stock as a loan incentive. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     In March 1997, the Company completed an issuance of Common Stock resulting in net proceeds of $17,500. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     In April 1997, the Company issued to Royal Silver Mines, Inc., 200,000 shares of Common Stock resulting in proceeds of $70,000. The Company issued 133,800 shares of Common Stock were issued for services and expenses. A total of 24,900 shares of Common Stock were issued as loan incentives (interest) for $30,000 in loans from shareholders. These shares were issued at $0.30 per share. A total of 77,600 shares of Common Stock were issued in exchange for wages during the months of January, February and March 1997 at $0.35 per share. A total of 31,300 shares of Common Stock were issued to cover expenses incurred by shareholders at $0.35 per share. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     On June 5, 1997, the Company issued 50,000 shares of Common Stock in consideration of services rendered. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     In 1997 and 1998, the Company issued warrants to eight persons. Each warrant entitles the holder to acquire one share of common stock at exercise prices ranging from $0.35 to $2.13. A total of 1,046,500 warrants are outstanding. None of the warrants have been exercised. The warrants were issued pursuant to Section 4(2) of the Act.

     Between August 14, 1998 and November 23, 1998, the Company sold 565,000 shares of common stock to eight persons/entities in consideration of $_565,000. The foregoing shares were sold pursuant to
Section 4(2) of the Securities Act of 1933.

     Between March 8, 1999 and June 11, 1999, the Company sold 662,500 shares of common stock to eight persons/entities in consideration of $662,500. The foregoing shares were sold pursuant to Section 4(2) of the Securities Act of 1933.


ITEM 11.  DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of the Company consists of 50,000,000 shares of $0.01 par value Common Stock. As of September 30, 1999, 7,265,095 shares are issued and outstanding of which 2,658,639 are freely tradeable.

     In general, under Reg. 144, an affiliate of the Company (officers, directors, and owners of more than ten percent (10%) of the outstanding shares of Common Stock are affiliates of the Company) may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.

     All shares have equal voting rights and are not assessable.
Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution, or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Warrants

     Currently, the Company has outstanding warrants to acquire up to 1,046,500 shares of common stock at exercise prices ranging from $0.35 to $2.13 per share. Each warrant permits the holder thereof to acquire one share of common stock. The warrant expiration periods range from February 28, 2001 to September 15, 2005.

Transfer Agent

     The transfer agent for the Company's Common Stock is Idaho Stock Transfer Co., 421 Coeur d'Alene Avenue, Coeur d'Alene, Idaho 83814.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The laws of the state of Nevada under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     The Company's Articles of Incorporation and Bylaws do not contain any provisions for indemnification as described above.


ITEM 13.  FINANCIAL STATEMENTS.

     Financial Statements begin on following page.

                      METALLINE MINING COMPANY
                   (A Development Stage Company)
                          October 31, 1998



                              CONTENTS

Independent Auditor's Report                                F-1

Balance Sheets                                              F-2

Statements of Operations                                    F-3

Statements of Stockholders' Equity                          F-4

Statements of Cash Flows                                    F-6

Notes to the Financial Statements                           F-7

                     INDEPENDENT AUDITOR'S REPORT


The Board of Directors
Metalline Mining Company
(A Development Stage Company)
Spokane, Washington

We have audited the accompanying balance sheets of Metalline Mining Company (a development stage company) as of October 31, 1998 and 1997, and the related statements of operations, shareholders' equity, and cash flows for the years then ended, and from inception (November 8, 1993) through October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metalline Mining Company as of October 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended and from inception (November 8, 1993) through October 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
June 24, 1999

                     METALLINE MINING COMPANY
                   (A Development Stage Company)
                           BALANCE SHEETS

                                       October 31,    October 31,
                                       1998           1997
ASSETS
CURRENT ASSETS
 Cash                                  $   313,322    $ 623,013
 Accounts receivable                         2,849           -
 Prepaid expenses                           26,460        1,468
                                       -----------    ---------
   Total Current Assets                    342,631      624,481

MINERAL PROPERTIES                         772,642      111,996
                                       -----------    ---------
PROPERTY AND EQUIPMENT
 Plant, property, and equipment            132,166       58,038
 Less: Accumulated depreciation            (37,489)     (15,690)
                                       -----------    ---------
   Total Property and Equipment             94,677       42,348
                                       -----------    ---------
TOTAL ASSETS                           $ 1,209,950    $ 778,825
                                       ===========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable                      $    40,400    $  26,648
 Deposits payable                               -       406,500
 Accrued liabilities                        20,165           -
                                       -----------    ---------
   Total Current Liabilities                60,565      433,148
                                       -----------    ---------
COMMITMENTS AND CONTINGENCIES                   -            -
                                       -----------    ---------
STOCKHOLDERS' EQUITY
 Common stock, $0.01 par value;
 50,000,000 shares authorized,
 6,090,739 shares issued and
 outstanding, at October 31, 1998;
 4,450,439 shares issued and
 outstanding at October 31, 1997            60,908       44,505
 Additional paid-in capital              2,757,694      941,352
 Stock subscriptions receivable           (300,000)          -
 Deficit accumulated during
  development stage                     (1,369,217)    (640,180)
                                       -----------    ---------
 Total Stockholders' Equity              1,149,385      345,677
                                       -----------    ---------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                  $ 1,209,950    $ 778,825
                                       ===========    =========

   The accompanying notes are an integral part of these financial statements.

                     METALLINE MINING COMPANY
                   (A Development Stage Company)
                      STATEMENTS OF OPERATIONS

                           For the Years Ended     Inception
                               October 31          (11/08/93)
                           1998        1997        to 10/31/98
REVENUES                   $       -   $       -   $         -
                           ----------  ----------  ------------
GENERAL AND
 ADMINISTRATIVE EXPENSES
 Salaries                      97,753      84,677       196,730
 Office                        40,497       8,308        57,863
 Professional services        384,751     351,203       750,135
 Property expenses            174,608      98,249       288,288
 Depreciation                  21,798      12,690        37,906
 Marketing and research         9,629      19,081        28,710
                           ----------  ----------  ------------
 Total Expenses               729,036     574,208     1,359,632
OTHER EXPENSES
 Interest                          -        8,711         9,585
                           ----------  ----------  ------------
NET LOSS                   $ (729,036) $ (582,919) $ (1,369,217)
                           ==========  ==========  ============
NET LOSS PER
 COMMON SHARE              $    (0.13) $    (0.16) $      (0.58)
                           ==========  ==========  ============
WEIGHTED AVERAGE
 NUMBER OF COMMON
 SHARES OUTSTANDING         5,442,739   3,632,954     2,370,924
                           ==========  ==========  ============




















   The accompanying notes are an intregal part of these financial statements.
                                F-3

                     METALLINE MINING COMPANY
                   (A Development Stage Company)
                 STATEMENTS OF STOCKHOLDERS' EQUITY

                                  Common Stock            Additional
                               Number                     Paid-in
                               of Shares       Amount     Capital
Issuance in August 1993 (prior
 to inception) common stock
 without value                     960,800      $  9,608    $  (9,608)
Reverse stock split of 5:1,
 reducing common stock to
 192,160 shares                   (768,640)       (7,686)       7,686
Net loss for the year ending
 October 31, 1994                       -             -            -
                                 ---------     ---------    ---------
Balances at October 31, 1994       192,160         1,922       (1,922)
Stock split of 3:1, increasing
 common stock to 576,480 shares    384,320         3,843       (3,843)
Net loss for the year ending
 October 31, 1995                       -             -            -
                                 ---------     ---------    ---------
Balances at October 31, 1995       576,480         5,765       (5,765)
Issuance in November 1995 of
 shares for cash of $0.01
 per share                          45,000           450           -
Issuance in November 1995 of
 shares for cash at $ 1.00
 per share                          15,859           159       15,700
Issuance in June 1996 of
 shares for cash at $0. 10
 per share                       1,305,000        13,050      117,450
Issuance in June 1996 of
 shares at $0.01 per share
 in exchange for assignment
 of mineral property rights
 valued at $9,000                  900,000         9,000           -
Issuance in Oct. 1996 of shares
 for CAD computer equipment
 at $0. 10 per share               150,000         1,500       13,500
Issuance in Oct. 1996 of
 shares for services at
 $0.10 per share                   140,000         1,400       12,600
Net loss for the year ending
 October 31, 1996                       -             -            -
                                 ---------     ---------    ---------
Balances at October 31, 1996     3,132,339        31,324      153,485
Issuance in Feb. and April
 1997 of shares for services at
 $0.30 and $0.35 per share         133,800         1,338       44,245
Issuance in March and April
 1997 of shares for cash at
 $0.35 per share                   250,000         2,500       85,000
                                 ---------     ---------    ---------
Balance carried forward          3,516,139     $  35,162    $ 282,730
                                 ---------     ---------    ---------



   The accompanying notes are an intregal part of these financial statements.
                                F-4a

                     METALLINE MINING COMPANY
                   (A Development Stage Company)
                 STATEMENTS OF STOCKHOLDERS' EQUITY

                                          Accumulated
                                          Deficit During
                                          Development Stage    Total
Issuance in August 1993 (prior
 to inception) common stock
 without value                            $      -             $      -
Reverse stock split of 5:1,
 reducing common stock to
 192,160 shares                                  -                    -
Net loss for the year ending
 October 31, 1994                            (8,831)              (8,831)
                                          ---------            ---------
Balances at October 31, 1994                 (8,831)              (8,831)
Stock split of 3:1, increasing
 common stock to 576,480 shares                  -                    -
Net loss for the year ending
 October 31, 1995                            (7,761)              (7,761)
                                          ---------            ---------
Balances at October 31, 1995                (16,592)             (16,592)
Issuance in November 1995 of
 shares for cash of $0.01
 per share                                       -                   450
Issuance in November 1995 of
 shares for cash at $ 1.00
 per share                                       -                15,859
Issuance in June 1996 of
 shares for cash at $0.10
 per share                                       -               130,500
Issuance in June 1996 of
 shares at $0.01 per share
 in exchange for assignment
 of mineral property rights
 valued at $9,000                                -                 9,000
Issuance in Oct. 1996 of shares
 for CAD computer equipment
 at $0. 10 per share                             -                15,000
Issuance in Oct. 1996 of
 shares for services at
 $0.10 per share                                 -                14,000
Net loss for the year ending
 October 31, 1996                           (40,670)             (40,670)
                                          ---------            ---------
Balances at October 31, 1996                (57,262)             127,547
Issuance in Feb. and April
 1997 of shares for services at
 $0.30 and $0.35 per share                       -                45,583
Issuance in March and April
 1997 of shares for cash at
 $0.35 per share                                 -                87,500
                                          ---------            ---------
Balance carried forward                   $ (57,262)           $ 260,630
                                          ---------            ---------


   The accompanying notes are an intregal part of these financial statements.
                                 F-4b

                     METALLINE MINING COMPANY
                   (A Development Stage Company)
                 STATEMENTS OF STOCKHOLDERS' EQUITY

                                       Common Stock      Additional
                                    Number               Paid-in
                                    of Shares   Amount   Capital
Balance brought forward             3,516,139   $ 35,162 $   282,730
Issuance in May and June 1997 of
 shares for cash at $0.35 per share   181,600      1,816      61,744
Issuance in May and June 1997 of
 shares for services at $0.35 per
 share                                 62,500        625      21,250
Issuance in August 1997 of shares
 for payment of loan at $0.315 per
 share                                100,200      1,002      30,528
Issuance in August 1997 of shares
 for cash at $0.90 per share          420,000      4,200     373,800
Issuance in August 1997 of shares
 for services at $1.00 per share       95,000        950      94,050
Issuance in October 1997 of shares
 for cash at $1.00 per share           75,000        750      74,250
Issuance of option (for 300,000
 shares at $2.25 per share) for cash       -          -        3,000
Net loss for year ending
 October 31, 1997                          -          -           -
                                    ---------   -------- -----------
Balances at October 31, 1997        4,450,439     44,505     941,352
Issuance in November and December
 1997 of shares for cash at $1.00
 per share                            403,500      4,035     399,465
Issuance of option (for 1,200,000
 shares at $0.90 per share)
 for cash                                  -          -      120,000
Issuance in November and December
 1997 of shares for services at
 $0.35 and $1.00 per share             41,800        418      21,882
Issuance in February 1998 of shares
 for mine data base at $1.625 per
 share                                200,000      2,000     323,000
Issuance in February and March 1998
 of shares for cash at $ 1.00 and
$0.87 per share                       345,000      3,450     338,495
Issuance in June and July 1998 of
 shares for cash at $1.00 per share    95,000        950      94,050
Issuance in September and October
 1998 of shares for cash and
 receivable at $1.00 per share        555,000      5,550     519,450
Net loss for year ending
 October 31, 1998                          -          -           -
                                    ---------   -------- -----------
Balances at October 31, 1998        6,090,739   $ 60,908 $ 2,757,694
                                    ---------   -------- -----------
   The accompanying notes are an integral part of these financial statements.
                                F-5a

                     METALLINE MINING COMPANY
                   (A Development Stage Company)
                 STATEMENTS OF STOCKHOLDERS' EQUITY

                                                   Accumulated
                                                   Deficit During
                                    Subscriptions  Development
                                    Receivable     Stage          Total
Balance brought forward             $       -      $    (57,262)  $   260,630
Issuance in May and June 1997 of
 shares for cash at $0.35 per share         -                -         63,560
Issuance in May and June 1997 of
 shares for services at $0.35 per
 share                                      -                -         21,875
Issuance in August 1997 of shares
 for payment of loan at $0.315 per
 share                                      -                -         31,530
Issuance in August 1997 of shares
 for cash at $0.90 per share                -                -        378,000
Issuance in August 1997 of shares
 for services at $1.00 per share            -                -         95,000
Issuance in October 1997 of shares
 for cash at $1.00 per share                -                -         75,000
Issuance of option (for 300,000
 shares at $2.25 per share) for cash        -                -          3,000
Net loss for year ending
 October 31, 1997                           -          (528,919)     (582,919)
                                    ----------     ------------   -----------
Balances at October 31, 1997                -          (640,181)      345,676
Issuance in November and December
 1997 of shares for cash at $1.00
 per share                                  -                -        403,500
Issuance of option (for 1,200,000
 shares at $0.90 per share)
 for cash                                   -                -        120,000
Issuance in November and December
 1997 of shares for services at
 $0.35 and $1.00 per share                  -                -         22,300
Issuance in February 1998 of shares
 for mine data base at $1.625 per
 share                                      -                -        325,000
Issuance in February and March 1998
 of shares for cash at $ 1.00 and
$0.87 per share                             -                -        341,945
Issuance in June and July 1998 of
 shares for cash at $1.00 per share         -                -         95,000
Issuance in September and October
 1998 of shares for cash and
 receivable at $1.00 per share        (300,000)              -        225,000
Net loss for year ending
 October 31, 1998                           -          (729,036)     (729,036)
                                    ----------     ------------   -----------
Balances at October 31, 1998        $ (300,000)    $ (1,369,217)  $ 1,149,385
                                     =========     ============    ==========







   The accompanying notes are an integral part of these financial statements.
                                 F-5b

                      METALLINE MINING COMPANY
                   (A Development Stage Company)
                      STATEMENTS OF CASH FLOWS

                                                         Inception
                                           Years Ending          (11/08/93)
                                            October 31,          to
                                         1998        1997        10/31/98
Cash flows from operating activities:
 Net loss                                $ (729,036) $ (582,919) $ (1,369,217)
 Adjustments to reconcile net loss to
  net cash used by operating activities:
 Depreciation/amortization                   21,798      12,690        37,906
 Changes in assets and liabilities:
 Accounts receivable                         (2,849)         -         (2,849)
 Prepaid expenses                           (24,992)     (1,468)      (26,460)
 Accounts payable                            13,752      26,648        40,400
 Accrued liabilities                         20,165          -         20,165
 Stock given in exchange for
  wages/services                             22,300     162,458       198,758
                                         ----------  ----------  ------------
   Net cash used by operating
    activities                             (678,862)   (382,591)   (1,101,297)
                                         ----------  ----------  ------------
Cash flows from investing activities:
 Equipment purchases                        (74,127)    (43,038)     (117,164)
 Mining property acquisitions              (335,647)    (87,611)     (424,643)
                                         ----------  ----------  ------------
   Net cash used by investing
    activities                             (409,774)   (130,649)     (541,807)
                                         ----------  ----------  ------------
Cash flows from financing activities:
 Stock given in exchange for loan                -       31,530        31,530
 Proceeds from sales of
  common stock                            1,015,445     604,060     1,766,314
 Proceeds from sales of options             120,000       3,000       123,000
 Deposits for sale of stock                (356,500)    406,500        50,000
 Payments on shareholders' loans                 -         (287)      (14,418)
                                         ----------  ----------  ------------
   Net cash provided by financing
    activities:                             778,945   1,044,803     1,956,426
                                         ----------  ----------  ------------
Net increase (decrease) in cash
 and cash equivalents                      (309,691)    531,563       313,322
 Cash beginning of period                   623,013      91,450            -
                                         ----------  ----------  ------------
Cash at end of period                    $  313,322  $  623,013  $    313,322
                                         ==========  ==========  ============
Supplemental cash flow disclosures:
  Income taxes paid                      $       -   $       -   $         -
  Interest paid                          $       -   $    8,711  $      9,585
Non-cash financing activities:
  Common stock issued for services       $   22,300  $  162,458  $    198,758
  Common stock issued for mineral
   properties                            $  325,000  $       -   $    348,000
  Common stock issued for equipment      $       -   $       -   $     15,000
  Common stock issued for payment
   of debt                               $   80,000  $       -   $     80,000
  Common stock issued for
   subscription receivable               $  300,000  $       -   $    300,000

   The accompanying notes are an intregal part of these financial statements.

                       METALLINE MINING COMPANY
                     A Development Stage Company
                  Notes to the Financial Statements
                           October 31, 1998

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Metalline Mining Company ("the Company") was incorporated in the state of Nevada on November 8, 1993 as the Cadgie Company for the purpose of acquiring and developing mineral properties. The Cadgie Company was a spin-off from its predecessor Precious Metal Mines, Inc. The Articles of Incorporation of Cadgie Company were executed on August 20, 1993. On June 28, 1996, at a special directors meeting, the Company's name was changed to Metalline Mining Company.

The cost of mineral properties of $772,642 and $111,996, respectively, as of October 31, 1998 and 1997 are related to exploration properties. The Company has not determined whether the exploration properties contain ore reserves that are economically recoverable. The ultimate realization of the Company's investment in exploration properties is dependent upon the success of future property sales, the existence of economically recoverable reserves, the ability of the Company to obtain financing or make other arrangements for development, and upon future profitable production. The ultimate realization of the Company's investment in exploration properties cannot be determined at this time, and accordingly, no provision for any asset impairment that may result, in the event the Company is not successful in developing or selling these properties, has been made in the accompanying financial statements.

The Company is actively seeking additional capital and management believes its properties can ultimately be sold or developed to enable the Company to continue its operations. However, there are inherent uncertainties in mining operations and management cannot provide assurances that it will be successful in this endeavor. Furthermore, the Company is in the development stage, as it has not realized any revenues from its planned operations. See Note 7.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Loss Per Share
Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period presented. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time they were outstanding.

                       METALLINE MINING COMPANY
                     A Development Stage Company
                  Notes to the Financial Statements
                           October 31, 1998

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Development Stage
The Company is in the development stage and has not commenced the sale of any products.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Mineral Properties
Costs of acquiring, exploring and developing mineral properties are capitalized by project area. Costs to maintain the mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves. Mineral properties are periodically assessed for impairment of value and any losses are charged to operations at the time of impairment.

Provision For Taxes
At October 31, 1998 and 1997 the Company had net operating loss carryforwards of approximately $1,370,000 and $640,000 respectively, that may be offset against future taxable income. No tax benefit has been reported in the financial statements, as the Company believes there is a 50% or greater chance the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

Concentration of Risk
The Company maintains its cash and cash equivalents in primarily one commercial bank in Coeur d'Alene, Idaho. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. As of October 31, 1998, the Company exceeded the insured amount by $199,183.

                       METALLINE MINING COMPANY
                     A Development Stage Company
                   Notes to the Financial Statments
                           October 31, 1998

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Accounting Standards
In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-Lived Assets." This standard became effective for years beginning after December 15, 1995 and changes the Company's method of determining impairment of long-lived assets. In complying with this standard, the Company has reviewed its long-lived assets at October, 1998 and concluded that no events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable.

In October 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Stock-Based Compensation " (FAS 123). The statement became effective for fiscal years beginning after December 15, 1995. FAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on fair value.

Transactions in equity instruments with non-employees for goods or services must be accounted for on the fair value method. The Company has adopted the fair value accounting prescribed by FAS 123.

NOTE 3 - MINERAL PROPERTIES

Sierra Mojada Mining Concession
In June of 1996, USMX (now named Dakota) and the Company entered into a joint venture agreement, whereby the Company could acquire a 65% interest in a mining concession named the Sierra Mojada Project, located in Coahuila, Mexico. Under the terms of the agreement, the Company was to contribute two million dollars ($2,000,000) in work commitments over the following seven years.

After the execution of the USMX agreement, Dakota's interest (35%) in the joint venture was sold to an entity, which subsequently defaulted on its joint venture obligations. This action in 1998 triggered the elimination of the joint venture and resulted in the Company assuming 100% control of the Sierra Mojada concession without the need to spend $2,000,000 to vest its interest.

                       METALLINE MINING COMPANY
                     A Development Stage Company
                  Notes to the Financial Statements
                           October 31, 1998

NOTE 3 - MINERAL PROPERTIES (Continued)

Sierra Mojada Exploration Concessions
In the twelve-month period of August 23, 1996 to September 2, 1997, the Company executed five separate agreements for the acquisition of exploration concessions in the same mining region as the Sierra Mojada Project in Mexico. Each agreement enables the Company to explore the underlying property by paying stipulated annual payments, which shall be applied in full toward the contracted purchase price of the related concession.

Under the terms of the agreements, the Company is obligated to pay the following amounts over the following four years:

         Year 1   $   278,077
         Year 2       290,769
         Year 3     3,336,154
         Year 4        50,000
                  -----------
                  $ 3,955,000
                  ===========

At October 31, 1998, the Company had paid $243,846 toward the purchase price of these exploration concessions.

Other Mining Properties
The Company has a 100% interest in 16 unpatented load-mining claims known as the Kadex, located in the Flint Creek District, Granite
County, Montana.  These properties are carried at no value.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful life of the assets are expensed as incurred. Depreciation of property and equipment is determined using the double-declining balance method over the expected useful lives of the assets of five years.

NOTE 5 - COMMON STOCK

The Company (Cadgie Co.) was formed in August of 1993 and incorporated in November 1993 by Mr. Carman Ridland of Las Vegas, Nevada as a spin-off from its predecessor firm Precious Metal Mines, Inc.

                       METALLINE MINING COMPANY
                     A Development Stage Company
                  Notes to the Financial Statements
                           October 31, 1998

NOTE 5 - COMMON STOCK (Continued)

The Company issued 960,800 of its $0.01 par value shares to Precious Metal Mines, Inc. for 16 unpatented mining claims located near
Philipsburg, Montana comprising the Kadex property group.

Precious Metal Mines, Inc. distributed the 960,800 shares of Cadgie Company to its shareholders. One share of Cadgie Co. was exchanged for each share of Precious Metal Mines, Inc. held by holders of record as of August 31, 1993.

On August 31, 1994, the directors of Cadgie Co. declared a 1:5 reverse stock split of the outstanding Cadgie Co. shares, thus reducing the number of outstanding shares from 960,800 to 192,160 shares.

On August 4, 1995 the directors of Cadgie Co. declared a 3:1 forward stock split of the outstanding Cadgie Co. shares, thus increasing the number of outstanding shares from 192,160 to 576,480.

In January 1996, Mr. Carmen Ridland, in a private sale, sold a controlling interest in the corporation to Mr. Howard Crosby. On
January 12, 1996, Mr. Ridland transferred control of Cadgie Co. to Mr. Crosby and Mr. Robert Jorgensen.

In June 1996, the Company completed a private placement of common stock resulting in net proceeds of $25,000. The Company also issued 900,000 shares to Messrs. Ryan, Bingham, and Gorski, who had formed a partnership to advance development of the mining concession located in Coahuila, Mexico. The partnership had an informal joint venture agreement with USMX, Inc. covering the mining concessions. By acquiring the partnership interest, the Company was able to negotiate and sign a formal joint venture agreement with USMX in July 1996. (See
Note 3)

In August 1996, the Company changed its name to Metalline Mining
Company.

In March 1997, the Company completed an issuance of common stock resulting in net proceeds of $17,500.

In April 1997, the Company issued to Royal Silver Mines, Inc., 200,000 shares of common stock resulting in proceeds of $70,000.

During the six months ended October 31, 1997, the Company sold 676,600 shares of common stock for cash, raising $516,560.

In November and December 1997, the Company sold 403,500 shares of common stock for cash thereby raising $403,500.

                       METALLINE MINING COMPANY
                     A Development Stage Company
                  Notes to the Financial Statements
                           October 31, 1998
NOTE 5 - COMMON STOCK (Continued)

An additional $881,945 was raised between February and October 1998 as the Company sold 915,000 more shares of its common stock.

Non-cash stock transactions
During November 1995, Metalline Mining Company's directors approved an issue of 45,000 shares of common stock to Mr. John Ryan for services rendered at $0.01 per share.

During June 1996, Metalline Mining Company issued 900,000 shares of common stock for the assignment of mineral rights in the Sierra Mojada Project in Coahuila, Mexico valued at $0.01 per share.

During October 1996, Metalline Mining Company issued 150,000 shares of common stock for computer equipment. Also during October 1996, Metalline Mining Company issued 120,000 shares of common stock to Mr. Dan Gorski and an additional 20,000 shares of common stock to Mr. John Ryan for services rendered.

During February 1997, the Company borrowed $30,000 from shareholders and issued 24,900 shares of common stock as a loan incentive.

During April 1997, 133,800 shares of common stock were issued for services and expenses. A total of 24,900 shares of common stock were issued as loan incentives (interest) for $30,000 in loans from shareholders. These shares were issued at $0.30 per share. A total of 77,600 shares of common stock were issued in exchange for wages during the months of January, February, and March of 1997 at $0.35 per share. A total of 31,300 shares of common stock were issued to cover expenses incurred by shareholders at $0.35 per share.

In August 1997, 95,000 shares of common stock were issued for services at a deemed value of $1.00 per share. Also in August 1997, 100,200 share of common stock were issued to discharge shareholder debt. See
Note 6.

In February 1998, 200,000 shares of common stock were issued for a mine database. The shares were valued at $1.625 per share, resulting in a transaction valued at $325,000.

In September 1998, 80,000 shares of common stock were issued for payment of shareholder debt. The shares were valued at $1.00 per share, resulting in a transaction valued at $80,000.

                       METALLINE MINING COMPANY
                     A Development Stage Company
                  Notes to the Financial Statements
                           October 31, 1998

NOTE 6 - NOTES PAYABLE TO SHAREHOLDERS

During the month of February 1997, the Company received $30,000 in the form of three 90-day notes issued for $10,000 each. A total of 24,900 shares of common stock valued at $0.30 per share were issued as interest on these notes. In August 1997, these notes and related interest accrued were discharged by the Company's issuance of 100,200 shares of common stock to the noteholders in a transaction valued at $31,530.

NOTE 7 - GOING CONCERN

As shown in the financial statements, the Company incurred a net loss of $729,036 for the year ended October 31, 1998 and an accumulated deficit of $1,369,217 since inception (November 8, 1993). At October 31, 1998, there has been a significant change in the Company's liquidity. Cash to accumulated deficits has decreased from a ratio of
0.98 as of October 31, 1997 to 0.23 as of October 31, 1998.   These
factors indicate that the Company may be unable to continue in existence. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue existence. The Company's management believes that significant and imminent private placements will generate sufficient cash for the Company to operate for the next few years.

NOTE 8   OPTIONS

In October 1997, in exchange for the receipt of $3,000 in cash, the Company sold an option to acquire 300,000 shares of the Company's common stock at $2.25 per share. The option is assignable and expires in five years.

In December 1997 upon the receipt of $120,000 in cash, the Company sold an option to acquire 1,200,000 shares of its common stock at $0.90 per share. The option, which expired in November 1998, was extended for two more years.

As of October 31, 1998, no options had been exercised.

NOTE 9   DEPOSITS PAYABLE

On occasion, the Company receives funds from the private placement sale of its common stock in the month before the related shares are actually issued. In such instances, the Company records the funds received as deposits payable in recognition of the fact that stock may not be issued until the appropriate contractual documentation is completed.

                       METALLINE MINING COMPANY
                     A Development Stage Company
                  Notes to the Financial Statements
                           October 31, 1998

NOTE 9   DEPOSITS PAYABLE (Continued)

Deposits payable totaled $-0- and $406,500 at October 31, 1998 and 1997 respectively. In the months following these dates, the related shares were issued and the deposits payable were accordingly reduced.

NOTE 10   COMMITMENTS AND CONTINGENCIES

The Company rents commercial office space in Coeur d'Alene, Idaho for $325.00 per month on a month to month tenancy. A portion of this space is sub-leased to another tenant which pays half of the cost of rent and utilities.

The Company also receives rent-free office space in Coeur d'Alene from its president. The value of the space is not considered materially significant for financial reporting purposes.

The Company is a defendant in a lawsuit filed by some of its shareholders for alleged violations of securities laws. The suit asks for actual damages. The Company believes the suit is completely without merit and intends to vigorously defend its position.

NOTE 11   YEAR 2000 ISSUES

The Company has modified its business technologies to be ready for the year 2000. Critical data processing systems have been reviewed and the Company does not expect a significant effect on internal operations. However, like other companies, Metalline Mining Company could be adversely affected if the computer systems its suppliers or customers use do not properly process and calculate date-related information and data for the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

                      METALLINE MINING COMPANY
                   (A Development Stage Company)
                     BALANCE SHEET - UNAUDITED
                 July 31, 1998 and October 31, 1998

                               ASSETS

                                    July 31     October 31
                                    1999        1998
CURRENT ASETS
 Cash                               $   448,343 $   313,322
 Accounts Receivable                      2,849       2,849
 Prepaid Expenses                        25,129      26,460
                                    ----------- -----------
   Total current assets                 476,321     342,631
                                    ----------- -----------
PROPERTY & EQUIPMENT, at cost
 Equipment                              132,166     132,166
 Less accumulated depreciation          (56,119)    (37,489)
                                    ----------- -----------
                                         76,047      94,677
 Mining property                        965,242     772,642
                                    ----------- -----------
                                        965,242     772,642
                                    ----------- -----------
OTHER ASSETS                                  0           0
                                    ----------- -----------
   Total                            $ 1,517,610 $ 1,209,950
                                    =========== ===========

                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Accounts payable                   $    28,202 $    40,400
 Accrued Liabilities                     19,036      20,165
                                    ----------- -----------
   Total current liabilities             47,238      60,556
                                    ----------- -----------
LONG TERM LIABILITIES                         0           0
                                    ----------- -----------
STOCKHOLDERS' EQUITY
Common Stock, $0.01 par value; authorized
 50,000,000 shares; 7,058,739 issued and
 outstanding at July 31, 1999 and
 6,090,739 shares issued and outstanding
 at October 31, 1998                     70,588      60,908
Additional paid-in capital            3,716,014   2,757,694
Stock subscriptions receivable                0    (300,000)
Deficit accumulated during development
 stage                               (2,316,230) (1,369,217)
                                    ----------- -----------
   Total Stockholders' Equity         1,470,372   1,149,385
                                    ----------- -----------
   Total Liabilities and Stockholders'
   Equity                           $ 1,517,610 $ 1,209,950
                                    =========== ===========

   The accompanying notes are an integral part of these financial statements.
                                 1

                      METALLINE MINING COMPANY
                   (A Development Stage Company)
                STATEMENT OF OPERATIONS - UNAUDITED

                      (11/08/93)  3 Months    9 Months   3 Months    9 Months
                      To          Ended       Ended      Ended       Ended
                      07/31/99    07/31/99    07/31/99   07/31/98    07/31/98
REVENUE               $        0  $       0   $       0   $       0  $       0
                      ----------  ---------   ---------   ---------  ---------
GENERAL AND ADMINISTRATIVE
 EXPENSES
 Salaries                232,650     54,000     162,000      16,500     16,500
 Administration          117,326     30,495      70,023      20,669     65,242
 Professional services   963,475     38,518      76,706      67,988    254,646
 Property expenses       803,415     33,373     515,127     104,500    291,838
 Depreciation             56,536      6,210      18,630       7,494     22,418
 Marketing and research  135,003     38,840     106,292       7,644     24,215
                      ----------  ---------   ---------   ---------  ---------
                       2,308,405    201,436     948,778     224,795    674,859

Loss from operations  (2,308,405)  (201,436)   (948,778)   (224,795)  (674,859)

OTHER INCOME AND
EXPENSES
 Interest income           1,764      1,764       1,764           0          0
 Interest expenses        (9,589)         0           0           0          0
                      ----------  ---------   ---------   ---------  ---------
NET LOSS              (2,316,405)  (199,672)   (947,014)   (224,795)  (674,859)
                      ==========  =========   =========   =========  =========

Loss per share                        (0.03)      (0.14)      (0.04)     (0.14)

Weighted average common
 shares outstanding               6,814,739   6,574,739   5,488,289   4,993,139


























   The accompanying notes are an integral part of these financial statements.

                     METALLINE MINING COMPANY
                    A Development Stage Company
                STATEMENTS OF CASH FLOWS - UNAUDITED

                                    Inception
                                    (11/08/93)     9 Months    9 Months
                                    to             Ended       Ended
                                    07/31/99       07/31/99    07/98
Operating Activities:
 Net loss                           $ (2,316,230)  $ (947,014) $ (674,859)
Adjustment to reconcile net loss to
 cash used in operating activities:
 Depreciation                             56,536       18,630      22,418
Changes in operating assets and
 liabilities:
 (Increase) decrease in accounts
  receivable                              (2,649)           0      (1,873)
 (Increase) decrease in prepaid
  expenses                               (25,129)       1,331     (20,882)
 Increase (decrease) in accounts
  payable                                 28,202      (12,198)    (26,648)
 Increase (decrease in accrued
  liabilities                             19,036       (1,128)     18,052
 Stock in exchange for
  wages/services                         198,758
                                    ------------   ----------  ----------
 Net cash used in operating
  activities                          (2,041,676)    (940,379)   (683,792)
                                    ------------   ----------  ----------
Investing activities:
 Purchase of Equipment                  (117,165)           0     (57,413)
 Mining property acquisitions           (617,243)    (192,600)   (399,878)
                                    ------------   ----------  ----------
Net cash used in investing
 activities                             (734,408)    (192,600)   (457,291)
Financing activities:               ------------   ----------  ----------
 Stock given in exchange for loan         31,530
 Sale of common stock                  2,734,315      968,000   1,307,675
 Sale of options                         123,000
 Deposits for sale of stock               50,000                 (406,500)
 Payment of subscriptions receivable     300,000      300,000           0
 Repayment of shareholder loans          (14,418)           0           0
                                    ------------   ----------  ----------
                                       3,224,427    1,268,000     901,175
                                    ------------   ----------  ----------
Net cash provided by financing activities
Net increase (decrease) in cash          448,343      135,021    (239,908)
Cash, beginning of period                      0      313,322     623,013
                                    ------------   ----------  ----------
Cash. end of period                 $    448,343   $  448,343  $  383,105
                                    ============   ==========  ==========
Supplemental disclosure of cash flow information:
 Interest paid                             9,589            0           0
 Income taxes paid                             0            0           0
Non-cash financing activities:
 Common stock issued for services        198,758            0      22,300
 Common stock issued for mineral
  properties                             348,000            0     325,000
 Common stock issued for equipment        15,000            0           0
 Common stock issued for payment
  of debt                                 80,000            0           0
 Common stock issued for subscription
  receivable                             300,000            0           0

   The accompanying notes are an integral part of these financial statements.

                     METALLINE MINING COMPANY
                   (A Development Stage Company)
                 STATEMENTS OF STOCKHOLDERS' EQUITY

                                  Common Stock              Additional
                               Number                       Paid-in
                               of Shares        Amount      Capital
Issuance in August 1993 (prior
 to inception) common stock
 without value                     960,800      $  9,608    $  (9,608)
Reverse stock split of 5:1,
 reducing common stock to
 192,160 shares                   (768,640)       (7,686)       7,686
Net loss for the year ending
 October 31, 1994                       -             -            -
                                 ---------     ---------    ---------
Balances at October 31, 1994       192,160         1,922       (1,922)
Stock split of 3:1, increasing
 common stock to 576,480 shares    384,320         3,843       (3,843)
Net loss for the year ending
 October 31, 1995                       -             -            -
                                 ---------     ---------    ---------
Balances at October 31, 1995       576,480         5,765       (5,765)
Issuance in November 1995 of
 shares for cash of $0.01
 per share                          45,000           450           -
Issuance in November 1995 of
 shares for cash at $ 1.00
 per share                          15,859           159       15,700
Issuance in June 1996 of
 shares for cash at $0. 10
 per share                       1,305,000        13,050      117,450
Issuance in June 1996 of
 shares at $0.01 per share
 in exchange for assignment
 of mineral property rights
 valued at $9,000                  900,000          9,000          -
Issuance in Oct. 1996 of shares
 for CAD computer equipment
 at $0. 10 per share               150,000          1,500      13,500
Issuance in Oct. 1996 of
 shares for services at
 $0.10 per share                   140,000          1,400      12,600
Net loss for the year ending
 October 31, 1996                       -              -           -
                                 ---------      ---------   ---------
Balances at October 31, 1996     3,132,339         31,324     153,485
Issuance in Feb. and April
 1997 of shares for services at
 $0.30 and $0.35 per share         133,800          1,338      44,245
Issuance in March and April
 1997 of shares for cash at
 $0.35 per share                   250,000          2,500      85,000
                                 ---------      ---------   ---------
Balance carried forward          3,516,139      $  35,162   $ 282,730
                                 ---------      ---------   ---------



   The accompanying notes are an integral part of these financial statements.
                                4-a

                     METALLINE MINING COMPANY
                   (A Development Stage Company)
                 STATEMENTS OF STOCKHOLDERS' EQUITY

                                          Accumulated
                                          Deficit During
                                          Development Stage       Total
Issuance in August 1993 (prior
 to inception) common stock
 without value                            $      -                $      -
Reverse stock split of 5:1,
 reducing common stock to
 192,160 shares                                  -                       -
Net loss for the year ending
 October 31, 1994                            (8,831)                 (8,831)
                                          ---------               ---------
Balances at October 31, 1994                 (8,831)                 (8,831)
Stock split of 3:1, increasing
 common stock to 576,480 shares                  -                       -
Net loss for the year ending
 October 31, 1995                            (7,761)                 (7,761)
                                          ---------               ---------
Balances at October 31, 1995                (16,592)                (16,592)
Issuance in November 1995 of
 shares for cash of $0.01
 per share                                       -                      450
Issuance in November 1995 of
 shares for cash at $ 1.00
 per share                                       -                   15,859
Issuance in June 1996 of
 shares for cash at $0.10
 per share                                       -                  130,500
Issuance in June 1996 of
 shares at $0.01 per share
 in exchange for assignment
 of mineral property rights
 valued at $9,000                                -                    9,000
Issuance in Oct. 1996 of shares
 for CAD computer equipment
 at $0. 10 per share                             -                   15,000
Issuance in Oct. 1996 of
 shares for services at
 $0.10 per share                                 -                   14,000
Net loss for the year ending
 October 31, 1996                           (40,670)                (40,670)
                                          ---------               ---------
Balances at October 31, 1996                (57,262)                127,547
Issuance in Feb. and April
 1997 of shares for services at
 $0.30 and $0.35 per share                       -                   45,583
Issuance in March and April
 1997 of shares for cash at
 $0.35 per share                                 -                   87,500
                                          ---------               ---------
Balance carried forward                   $ (57,262)              $ 260,630
                                          ---------               ---------

   The accompanying notes are an intregal part of these financial statements.
                                4-b

                     METALLINE MINING COMPANY
                   (A Development Stage Company)
                 STATEMENTS OF STOCKHOLDERS' EQUITY

                                       Common Stock      Additional
                                    Number               Paid-in
                                    of Shares   Amount   Capital
Balance brought forward             3,516,139   $ 35,162 $   282,730
Issuance in May and June 1997 of
 shares for cash at $0.35 per share   181,600      1,816      61,744
Issuance in May and June 1997 of
 shares for services at $0.35 per
 share                                 62,500        625      21,250
Issuance in August 1997 of shares
 for payment of loan at $0.315 per
 share                                100,200      1,002      30,528
Issuance in August 1997 of shares
 for cash at $0.90 per share          420,000      4,200     373,800
Issuance in August 1997 of shares
 for services at $1.00 per share       95,000        950      94,050
Issuance in October 1997 of shares
 for cash at $1.00 per share           75,000        750      74,250
Issuance of option (for 300,000
 shares at $2.25 per share) for cash       -          -        3,000
Net loss for year ending
 October 31, 1997                          -          -           -
                                    ---------   -------- -----------
Balances at October 31, 1997        4,450,439     44,505     941,352
Issuance in November and December
 1997 of shares for cash at $1.00
 per share                            403,500      4,035     399,465
Issuance of option (for 1,200,000
 shares at $0.90 per share)
 for cash                                  -          -      120,000
Issuance in November and December
 1997 of shares for services at
 $0.35 and $1.00 per share             41,800        418      21,882
Issuance in February 1998 of shares
 for mine data base at $1.625 per
 share                                200,000      2,000     323,000
Issuance in February and March 1998
 of shares for cash at $ 1.00 and
$0.87 per share                       345,000      3,450     338,495
Issuance in June and July 1998 of
 shares for cash at $1.00 per share    95,000        950      94,050
Issuance in September and October
 1998 of shares for cash and
 receivable at $1.00 per share        555,000      5,550     519,450
Net loss for year ending
 October 31, 1998                          -          -           -
                                    ---------   -------- -----------
Balances at October 31, 1998        6,090,739   $ 60,908 $ 2,757,694
                                    ---------   -------- -----------
   The accompanying notes are an integral part of these financial statements.
                                5-a

                     METALLINE MINING COMPANY
                   (A Development Stage Company)
                 STATEMENTS OF STOCKHOLDERS' EQUITY

                                                Accumulated
                                                Deficit During
                                 Subscriptions  Development
                                 Receivable     Stage          Total
Balance brought forward          $       -      $    (57,262)  $   260,630
Issuance in May and June 1997 of
 shares for cash at $0.35 per share      -                -         63,560
Issuance in May and June 1997 of
 shares for services at $0.35 per
 share                                   -                -         21,875
Issuance in August 1997 of shares
 for payment of loan at $0.315 per
 share                                   -                -         31,530
Issuance in August 1997 of shares
 for cash at $0.90 per share             -                -        378,000
Issuance in August 1997 of shares
 for services at $1.00 per share         -                -         95,000
Issuance in October 1997 of shares
 for cash at $1.00 per share             -                -         75,000
Issuance of option (for 300,000
 shares at $2.25 per share) for cash     -                -          3,000
Net loss for year ending
 October 31, 1997                        -          (528,919)     (582,919)
                                 ----------     ------------   -----------
Balances at October 31, 1997             -          (640,181)      345,676
Issuance in November and December
 1997 of shares for cash at $1.00
 per share                               -                -        403,500
Issuance of option (for 1,200,000
 shares at $0.90 per share)
 for cash                                -                -        120,000
Issuance in November and December
 1997 of shares for services at
 $0.35 and $1.00 per share               -                -         22,300
Issuance in February 1998 of shares
 for mine data base at $1.625 per
 share                                   -                -        325,000
Issuance in February and March 1998
 of shares for cash at $ 1.00 and
$0.87 per share                          -                -        341,945
Issuance in June and July 1998 of
 shares for cash at $1.00 per share      -                -         95,000
Issuance in September and October
 1998 of shares for cash and
 receivable at $1.00 per share     (300,000)              -        225,000
Net loss for year ending
 October 31, 1998                        -          (729,036)     (729,036)
                                 ----------     ------------   -----------
Balances at October 31, 1998     $ (300,000)    $ (1,369,217)  $ 1,149,385
                                 ----------     ------------   -----------







   The accompanying notes are an integral part of these financial statements.
                                5-b

                      METALLINE MINING COMPANY
                   (A Development Stage Company)
                 STATEMENTS OF STOCKHOLDERS' EQUITY

                                       Common Stock      Additional
                                    Number               Paid-in
                                    of Shares   Amount   Capital
Balance brought forward             6,090,739   $ 60,908 $ 2,757,694
Stock subscription
Issuance in November 1998 - 10.000
 shares for cash at $1 00 per share    10,000        100       9,900
Issuance in March and April 1999 -
 470,000 shares for cash at $1.00
 per share                            470,000      4,700     465,300
Issuance in May 1999 of shares for
 cash at $1.00 per share              132,500      1,325     131,175
Issuance in June 1999 of shares for
 cash at $1.00 per share               72,500        725      71,775
Issuance in July 1999 of shares for
 cash at $1.00 per share              283,000      2,830     280,170
Net loss for the nine months ending
 July 31, 1999
                                    ---------   -------- -----------
                                    7,058,739     70,588   3,716,014
                                    =========   ======== ===========



























   The accompanying notes are an integral part of these financial statements.
                                6-a

                     METALLINE MINING COMPANY
                   (A Development Stage Company)
                 STATEMENTS OF STOCKHOLDERS' EQUITY

                                                Accumulated
                                                Deficit During
                                 Subscriptions  Development
                                 Receivable     Stage          Total
Balance brought forward          $ (300,000)    $ (1,369,217)  $ 1,149,385
Stock subscription                  300,000                        300,000
Issuance in November 1998 - 10.000
 shares for cash at $1 00 per share                                 10,000
Issuance in March and April 1999 -
 470,000 shares for cash at $1.00
 per share                                                         470,000
Issuance in May 1999 of shares for
 cash at $1.00 per share                                           132,500
Issuance in June 1999 of shares for
 cash at $1.00 per share                                            72,500
Issuance in July 1999 of shares for
 cash at $1.00 per share                                           283,000
Net loss for the nine months ending
 July 31, 1999                                        (947,014)   (947,014)
                                    ---------      ----------- -----------
                                            0       (2,316,231)  1,470,371
                                    =========      =========== ===========






























   The accompanying notes are an integral part of these financial statements.
                                6-b

                     METALLINE MINING COMPANY
                FOOTNOTES TO  FINANCIAL STATEMENTS
                            JULY 31,1999

ORGANIZATION AND DESCRIPTION OF BUSINESS

Metalline Mining Company (the Company) was Incorporated in the state of Nevada on November 8, 1993 as the Cadgie Company for the purpose of acquiring and developing mineral properties. The Cadgie Company was a spin-off from its predecessor Precious Metal Mines, Inc. The Articles of Incorporation of Cadgie Company were executed on August 20, 1993. On June 28, 1996, at a special directors meeting, the Company's name was changed to Metalline Mining Company.

The Company's efforts have been concentrated in expenditures related to exploration properties, principally in the Sierra Mojada Project, located in Coahuila, Mexico. The Company has not determined whether the exploration properties contain ore reserves that are economically recoverable. The ultimate realization of the Company's investment in exploration properties is dependent upon the success of future property sales, the existence of economically recoverable reserves, the ability of the Company to obtain financing or make other arrangements for development, and upon future profitable production. The ultimate realization of the Company's investment in exploration properties cannot be determined at this time, and accordingly, no provision for any asset impairment that may result, in the event the Company is not successful in developing or selling these properties, has been made in the accompanying financial statements.

The Company is actively seeking additional capital and management believes its properties can ultimately be sold or developed to enable the Company to continue its operations. However, there are inherent uncertainties in mining operations and management cannot provide assurances that it will be successful in this endeavor. Furthermore, the Company is in the development stage, as it has not realized any revenues from its planned operations.

The costs of acquiring, exploring and developing mineral properties are capitalized by project area. Costs to maintain the mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves, Mineral properties are periodically assessed for impairment of value and any losses are charged to operations at the time of impairment.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

   There have been no disagreements on accounting and financial disclosures through the date of this Registration Statement.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(1)  List of Financial Statements

Independent Auditors' Report
Balance Sheet
Statement of Income
Statement of Cash Flows
Statement of Shareholders' Equity
Notes to Financial Statements

(2)  List of Exhibits.

Exhibit No. Description

3.1         Articles of Incorporation.

3.2         Bylaws.

3.3         Articles of Amendment to the Articles of Incorporation.

4.1         Specimen Stock Certificate.

10.1        Master Agreement.

10.2        Royal Silver Letter.

27          Financial Data Schedule.

99.1        James Czirr Consulting Agreement.

99.2        James Czirr Consulting Addendum.

                            SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                  METALLINE MINING COMPANY


                  BY: /s/ Merlin Bingham
                      Merlin Bingham, President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures              Title                   Date


/s/ Merlin Bingham
Merlin Bingham          President and Director  October 12, 1999



_______________________
Daniel Gorski           Vice President and      _____________, 1999
                        Director


/s/ John P. Ryan
John P. Ryan            Vice President,         October 12, 1999
                        Secretary and
                        Director


_______________________                         _____________, 1999
Mario Ayub Touche       Director



/s/ Jim Czirr           Director                October 12, 1999
Jim Czirr


/s/ Wayne Schoonmaker   Secretary               October 12, 1999
Wayne Schoonmaker